

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 4, 2011

<u>Via Facsimile</u>
Faith Forbis
Chief Financial Officer
NowAuto Group, Inc.
2090 East University, Suite 112
Tempe, AZ 85281

  Re: NowAuto Group, Inc.
    Amendment No. 1 to Item 4.01 Form 8-K
    Filed April 27, 2011
    File No. 0-50709

Dear Ms. Forbis:

  We issued comments to you on **April 29, 2011** regarding Amendment No. 1 to Form 8-K filed April 27, 2011. As of the date of this letter, these comments remain outstanding and unresolved. We expect you to contact us by **October 19, 2011** to provide a substantive response to these comments or to advise us why you are unable to respond and when you will be able to do so.

  If you do not respond to the outstanding comments or contact us by **October 19, 2011**, we will, consistent with our obligations under the federal securities laws, decide how we will seek to resolve material outstanding comments and complete our review of your filings and your disclosure. Among other things, we may decide to release publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filings, consistent with the staff's decision to release publicly comment letters and response letters relating to disclosure filings it has reviewed. You can find more information about the staff's decision to release filing correspondence at http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-72.htm.

  Please contact Lisa Sellars at (202) 551-3348 or me at (202) 551-3737 if you have any questions.

      Sincerely,

      /s/ Jennifer Thompson

      Jennifer Thompson
      Accounting Branch Chief